SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:
WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC. 1 Bank Plaza Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures	3

Reports of Independent Registered Public Accounting Firms	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	7
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004	8
Notes to Financial Statements	9

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	18
Schedule H, Line 4j — Schedule of Reportable Transactions	19

Exhibits:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	20
Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm	21

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 21, 2006	/s/ Robert H. Young
Robert H. Young
Executive Vice President and Chief Financial Officer

Audited Financial Statements and Supplemental Information WesBanco, Inc. KSOP Years ended December 31, 2005 and 2004 with Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the WesBanco, Inc. KSOP

We have audited the accompanying statement of net assets available for benefits of the WesBanco, Inc. KSOP (“Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans’ Committee
WesBanco, Inc.

We have audited the accompanying statement of net assets available for benefits of WesBanco, Inc. KSOP (Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
June 3, 2005
Pittsburgh, Pennsylvania

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
Registered investment companies	$ 21,292,508	$ 13,112,832
WesBanco common stock	20,621,177	20,750,891
Cash and short-term investments	24,283	13,819
Participant loans	49,004	3,254
Total investments	41,986,972	33,880,796

Contributions receivable-Employees	63,199	145,196
Contributions receivable-Employer	79,029	178,565
Accrued dividends	179,431	165,401
Total assets	42,308,631	34,369,958

Liabilities
Note payable to bank	–	253,241
Accrued liabilities	15	2,334
Net assets available for benefits	$ 42,308,616	$ 34,114,383

See accompanying notes.

WesBanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Investment income:
Interest and dividends	$ 1,051,965	$ 707,161
Net appreciation in fair value of investments	341,985	3,433,588
Total investment income	1,393,950	4,140,749

Contributions:
Employer	1,503,100	842,233
Employees	2,594,826	1,748,947
Total contributions	4,097,926	2,591,180

Total additions	5,491,876	6,731,929

Deductions
Distributions to participants	7,878,204	1,598,093
Other expense	15,271	23,296
Total deductions	7,893,475	1,621,389

Transfers from other plans	10,595,832	–

Net increase	8,194,233	5,110,540

Net assets available for benefits:
Beginning of year	34,114,383	29,003,843
End of year	$ 42,308,616	$ 34,114,383

See accompanying notes.

WesBanco, Inc. KSOP

Notes to Financial Statements

December 31, 2005 and 2004

1. Plan Description

WesBanco, Inc. (WesBanco) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southwestern, central, and eastern Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The Plan includes an employee stock ownership plan (ESOP), established on December 31, 1986, which is a noncontributory, defined contribution plan, and also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. Prior to July 1, 2004, the Trust Department of WesBanco Bank, Inc. (Bank) was the trustee of the ESOP and State Street Bank and Trust Company was the trustee for the 401(k) portion of the Plan. Effective July 1, 2004, PNC Bank, N.A. (PNC) was appointed trustee and recordkeeper of the KSOP Plan replacing both State Street Bank and Trust Company and the Trust Department of the Bank. Trustee fees may be paid by the Plan or the Plan Sponsor (WesBanco) at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $42,000 or 100% of such participant’s compensation during the plan year.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated nonvested account balances at December 31, 2005 and 2004, totaled $78,938 and $62,241, respectively. The plan had $52,645 of refunds in excess contributions in 2004 which were distributed in 2005 and no refunds of excess contributions for 2005.

The ESOP maintains a revolving line of credit with the Bank and uses the proceeds of the loan to buy WesBanco common stock. The ESOP holds the common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on each participant’s compensation. The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by WesBanco. The lender has no rights against the shares once they are allocated under the ESOP. At December 31, 2005, the KSOP held 678,105 shares of WesBanco common stock, of which 662,660 shares were allocated to specific employee accounts, with 15,445 shares remaining unallocated but committed to be released early in 2006.

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employee matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

Employer matching contributions may be paid to the Trust in cash or shares of WesBanco common stock, as determined by the Board. For the year ended December 31, 2005 the matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. In 2004 matching contributions were equal to 50% of the first 4% of compensation deferred. The amount of the contribution was not greater than the amount permitted by federal law. Effective January 1, 2004, participants may redirect any employer matching contributions made in common stock into other registered investment funds if the participant has been employed for three years or more. Effective January 1, 2005, participants are not required to be employed for three years to redirect employer matching contributions made in common stock into other registered investment funds.

In 2004, as a result of a change in the Plan’s Trustee and Recordkeeper, WesBanco replaced the Federated Prime Obligation Fund, Vanguard Intermediate Fund, Vanguard Short-Term Bond Fund, Harbor International Fund, T. Rowe Price Small Stock Fund, Harbor Capital Appreciation Fund, and the Fidelity Growth Company Fund with the BlackRock Money Market Portfolio, Federated Total Return Government Bond Fund, BlackRock GNMA Portfolio, American Funds Euro Pacific Growth Fund, Fidelity Advisor Small Cap Fund, T. Rowe Price Growth Stock Fund, and the American Funds Growth Fund of America, respectively. The ESOP and the Unitized funds were combined into the WesBanco Inc. Common Equity Fund and the Stock Liquidity Fund. WesBanco also offered new alternative fund options including the American Funds Bond Fund of America, American Funds Balanced Fund, American Funds Small Cap World Fund, Royce Low Price Stock Fund, and the Federated Capital Appreciation Fund.

Effective January 1, 2006, the plan added five new investments funds including, Third Avenue Value Fund, T. Rowe Price Target Retirement 2010 Fund, T. Rowe Price Target Retirement 2020 Fund, T. Rowe Price Target Retirement 2030 Fund, and T. Rowe Price Target Retirement 2040 Fund. The plan was amended to allow participants an option to reinvest dividends from WesBanco Common Stock or to opt to receive the dividends as cash payments and also amended to add a loan feature. A participant may borrow from the plan subject to certain restrictions.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

On August 31, 2004, WesBanco completed the acquisition of Western Ohio Financial Corporation (Western Ohio). As a result of the acquisition, the Western Ohio Savings 401(k) Plan was closed to new contributions, and based on eligibility dates, all new Western Ohio participants were automatically enrolled in the WesBanco KSOP Plan. Effective January 5, 2005, Western Ohio’s plan was merged with and into the WesBanco KSOP Plan. Western Ohio’s 401(k) Plan had assets totaling approximately $1.2 million as of the date of transfer. On January 3, 2005, WesBanco completed the acquisition of Winton Financial Corporation (Winton Financial). As a result of the acquisition, the Winton Financial Savings 401(k) Plan was closed to new contributions, and based on eligibility dates, all new Winton Financial participants were automatically enrolled in the WesBanco KSOP Plan. Effective April 1, 2005, Winton Financial’s plan was merged with and into the WesBanco KSOP Plan. Winton Financial’s 401(k) Plan had assets totaling approximately $9.4 million at the date of transfer.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time. In the event the Plan is completely or partially terminated or WesBanco

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Reclassifications

Certain prior year financial information has been reclassified to conform to the presentation at December 31, 2005.

3. Transactions with Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. As noted below, the note payable represents a loan from the Bank. WesBanco makes contributions to the Plan for the ESOP, which is then used to make required payments on the note payable to the Bank.

4. Note Payable

During 2000, the WesBanco ESOP renewed a revolving line of credit with the Bank. Conditions in the loan agreement provided for a revolving line of credit in the aggregate amount of $2,000,000 which facilitated the purchase of 120,000 shares of WesBanco common stock in the open market early in 2001. No additional stock purchases occurred since that date. Interest on the loan accrued at a rate equal to the lender’s base rate and required annual repayments of principal equal to 20% of the balance as of January 1 of each year. The loan had a final maturity date of five years from the date of inception. The $2,000,000 revolving line of credit was paid off as of December 31, 2005, with no future availability, and it had a balance of $253,241 as of December 31, 2004.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments

For the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2005			2004
	Fair Value		Net Appreciation (Depreciation)	Fair Value		Net Appreciation (Depreciation)
Investments, at fair value as determined by quoted market price
Participant-directed investments:
Cash	$-		$-	$50		$-
BlackRock Money Market	2,341,583	*	76,699	1,233,749		6,132
WesMark Small Company Fund	1,343,058		142,162	1,137,770		26,804
WesMark Bond Fund	898,568		(21,213)	886,817		(4,853)
WesMark Growth Fund	4,648,152	*	260,669	3,974,465	*	50,447
Harbor International Fund	-		-	-		15,699
WesMark Balanced Fund	769,106		16,167	769,043		(2,604)
Harbor Capital Appreciation Fund	-		-	-		25,840
Federated Max-Cap Fund	1,231,887		20,126	863,019		78,777
AIM Funds Group Basic Value Class A	2,443,952	*	143,269	1,384,410		133,298
Vanguard Group Fed Fixed Income Fund	-		-	-		(510)
Vanguard Group Fixed Income Intermediate Term	-		-	-		(5,992)
T. Rowe Price Mutual Funds Small Cap Stock	-		-	-		11,405
Fidelity Advisor Small Cap	612,063		7,882	229,474		26,184
American Bond Fund of America	208,356		(4,857)	39,165		408
BlackRock GNMA Class A	84,581		(1,703)	66,954		344
Federated Total Return Govt. Bd.	692,751		(11,757)	433,467		1,764
American Balanced R3	898,831		2,769	57,587		1,276
American Growth Fund of America	1,317,926		138,463	273,674		16,907
Federated Capital Appreciation	302,873		7,469	8,906		643
American Small Cap World R3	252,909		11,418	27,984		2,637
Royce Low Price Stock	299,266		7,869	139,763		10,237
American EuroPacific Growth R3	1,476,068		139,153	595,383		64,321
T. Rowe Price Growth Stock Fund	1,470,578		84,299	991,202		73,836
Fidelity Investments Growth Company Fund	-		-	-		3,695
Participant loans	49,004		-	3,254		-
Total participant-directed	21,341,512		1,018,884	13,116,136		536,695

Nonparticipant-directed investments:
WesBanco Common Stock	20,621,177	*	(676,899)	20,750,891	*	2,896,893
BlackRock Funds Money Market	12,576		-	12,733		-
WesBanco Stock Liquidity Fund	11,707		-	1,036		-
Total nonparticipant-directed	20,645,460		(676,899)	20,764,660		2,896,893
Total	$41,986,972		$341,985	$33,880,796		$3,433,588

*The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
2005
Investments, at fair value:
WesBanco common stock	$ -	$ 20,151,495	$ 469,682	$ 20,621,177
Cash and short-term investments	11,707	-	12,576	24,283
Total investments	11,707	20,151,495	482,258	20,645,460

Accrued assets	175,415	-	4,016	179,431
Due to (from)	-	486,274	(486,274)	-
Total assets	187,122	20,637,769	-	20,824,891

Net assets available for benefits	$ 187,122	$ 20,637,769	$ -	$ 20,824,891

2004
Investments, at fair value:
WesBanco common stock	$ -	$ 19,740,799	$ 1,010,092	$ 20,750,891
Cash and short-term investments	1,036	-	12,733	13,769
Total investments	1,036	19,740,799	1,022,825	20,764,660

Accrued assets	157,509	-	7,892	165,401
Due to (from)	-	516,316	(516,316)	-
Total assets	158,545	20,257,115	514,401	20,930,061

Note payable to bank	-		(253,241)	(253,241)
Net assets available for benefits	$ 158,545	$ 20,257,115	$ 261,160	$ 20,676,820

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Investments (continued)

	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2005	$158,545	$20,257,115	$261,160	$20,676,820
Additions:
Interest and dividends	725,961	4,315	16,663	746,939
Net appreciation (depreciation)	-	(600,851)	(76,048)	(676,899)
Contributions	394,232	-	245,405	639,637

Deductions:
Distributions	(518)	(3,934,009)	-	(3,934,527)
Other expense	-	(1,150)	(12,860)	(14,010)
Net transfers	(1,091,098)	4,912,349	(434,320)	3,386,931
Net assets available for benefits at December 31, 2005	$187,122	$20,637,769	$ -	$20,824,891

	WesBanco Unitized Fund	WesBanco Allocated ESOP Fund	WesBanco Stock Liquidity Fund	WesBanco Common Stock Equity Fund	WesBanco Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2004	$4,053,876	$13,463,608	$ -	$ -	$295,087	$17,812,571
Additions:
Interest and dividends	-	225,487	315,325	-	43,439	584,251
Net appreciation (depreciation)	-	-	-	2,959,985	(63,092)	2,896,893
Contributions	227,751	-	151,988	-	312,000	691,739

Deductions:
Distributions	(156,739)	(343,269)	(7)	(495,949)	-	(995,964)
Interest expense	-	-	-	-	(23,295)	(23,295)
Net transfers	(4,124,888)	(13,345,826)	(308,761)	17,793,079	(302,979)	(289,375)
Net assets available for benefits at December 31, 2004	$ -	$ -	$158,545	$20,257,115	$261,160	$20,676,820

Supplemental Information

WesBanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of
Issue, Borrower,
Lessor, or				Current
Similar Party		Description of Investment	Cost	Value

		Short-Term Investments
11,707	shs.	WesBanco Stock Liquidity Fund*		$ 11,707
12,576	shs.	BlackRock Funds Money Market		12,576
		Total Short Term Investments		$ 24,283

		Registered Investment Companies
161,619	shs.	WesMark Small Company Fund*		1,343,058
92,445	shs.	WesMark Bond Fund*		898,568
345,331	shs.	WesMark Growth Fund*		4,648,152
83,508	shs.	WesMark Balanced Fund*		769,106
49,854	shs.	Federated Max-Cap Fund		1,231,887
71,419	shs.	AIM Funds Group Basic Value Class A		2,443,952
52,446	shs.	T-Rowe Price Growth Stock		1,470,578
24,921	shs.	Fidelity Advisor Small Cap		612,063
15,761	shs.	American Bond Fund of America		208,356
8,747	shs.	BlackRock GNMA Class A		84,581
64,562	shs.	Federated Total Return Govt. Bd.		692,751
50,581	shs.	American Balanced R3		898,831
43,211	shs.	American Growth Fund of America		1,317,926
12,076	shs.	Federated Capital Appreciation		302,873
7,249	shs.	American Small Cap World R3		252,909
19,270	shs.	Royce Low Price Stock		299,266
36,347	shs.	American EuroPacific Growth R3		1,476,068
1,678,675	shs.	BlackRock Money Market		2,341,583
		Total Registered Investment Companies		$ 21,292,508

		Equity Securities
678,105	shs.	WesBanco Common Stock*	$ 12,345,216	$ 20,621,177

		Participant Loans
		Loan Account* (interest rates range from
		5.00% to 9.50% and have maturities
		through March 2010)	-	$ 49,004

*Party in interest

WesBanco, Inc. KSOP

EIN #55-0571723  Plan #002

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of		Purchase	Selling	Cost of	Current Value of Asset on Transaction
Party Involved	Description of Assets	Price	Price	Asset	Date	Net Gain
Category I
WesBanco	WesBanco Inc. Common Equity	$ 3,551,486		$ 3,551,486	$ 3,551,486

Category III
WesBanco	WesBanco Inc. Common Equity 76 transactions	5,780,858		5,780,858	5,780,858	$ -
WesBanco	WesBanco Inc. Common Equity 107 transactions		$ 2,491,007	1,929,523	2,491,007	561,484

There were no Category II or IV transactions for the year ended December 31, 2005.